UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ John Bi
Name:	John Bi
Title:	Chief Financial Officer

Date: February 24, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results

for the Fiscal Third Quarter 2014

HANGZHOU, China, February 24, 2014– Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store in China, today announced unaudited financial results for the fiscal third quarter ended December 31, 2013 (“third quarter 2014”).

Third Quarter 2014 Highlights

•	Total revenues were RMB115.2 million (US$19.0 million), a decrease of 1.2% from RMB116.6 million in the fiscal second quarter ended September 30, 2013 (“second quarter 2014”) and a decrease of 21.6% from RMB146.9 million in the fiscal third quarter ended December 31, 2012 (“the prior year period”)

•	Revenues from smartphones increased 65.8% quarter-over-quarter to RMB64.9 million (US$10.7 million), or 56.4% of total revenues, up from RMB39.2 in second quarter 2014

•	Gross margin was 23.6%, compared to 23.3% in second quarter 2014 and 34.4% in the prior year period

•	Net profit increased to RMB4.8 million (US$0.8 million), compared to net loss of RMB4.4 million in second quarter 2014 and net profit of RMB3.8 million in the prior year period

•	Non-IFRS net profit[1] increased to RMB8.0 million (US$1.3 million), compared to non-IFRS net loss of RMB1.5 million in second quarter 2014 and non-IFRS net profit of RMB8.3 million in the prior year period

•	Basic and diluted earnings per common share were RMB0.02 (US$0.00), which represents the equivalent of RMB0.16 (US$0.03) per ADS[2]

•	Non-IFRS basic and diluted earnings per common share were RMB0.03 (US$0.01), which represents the equivalent of RMB0.27 (US$0.04) per ADS

1	An explanation of the Company’s non-IFRS financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to IFRS financial measures are presented in the accompanying “Unaudited Reconciliations of non-IFRS financial measures to comparable IFRS financial measures”.
[2]	American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, each of which represents eight common shares of the Company.

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We are pleased that our fiscal third quarter 2014 revenues exceeded the high end of our prior guidance by approximately 15% due to our stronger than expected growth in our smartphone business. During the quarter, we realized over 763 million user visits and over 128 million downloads which helped drive our financial and operational turnaround. Having achieved an over 66% quarter-over-quarter increase in smartphone revenues, our smartphone revenues now represent over 56% of total revenues. This dramatic shift has occurred within only six months since we began the monetization of our smartphone business. Our success in migrating loyal Maopao community users from feature phones to the Maopao smartphone platform was largely achieved due to our strategy of allowing them to maintain usage habits they were accustomed to on their feature phones. With this strong performance and growth momentum, we are confident that our strategies are working and our capabilities are strengthening as we aim to further monetize our Maopao smartphone platform.”

“Our strategic cooperation with handset manufacturers and telecom carriers, especially by partnering with telecom carriers’ physical stores where we pre-install the apps, content and offerings, has been a key driver of our strategy and will continue to be a significant entry barrier for our competitors in the fast-growth, low-cost smartphone market. By adding over 380,000 new users per day, we now have over 110 million users on the Maopao smartphone platform. In addition, our diverse content offering has become another key aspect of our successful turnaround. By enhancing the appeal of our smartphone platform to users through greater content selection, we have been able to retain and grow our overall user base. Our mission is to improve our users’ experience by enabling ease-of-use for new smartphone owners, while also offering them a wide array of enjoyable and entertaining content.”

John Bi, Chief Financial Officer of Sky-mobi, commented, “We are very pleased that our smartphone business continues to grow and increase as a percentage of sales above our expectations. Our smartphone business has become an increasingly important driver to our overall financial performance. We continued to strategically maintain cost controls in our legacy feature phone business while maximizing its cashflow, and prudently investing in our smartphone business. We also maintained positive cash flow during the quarter, growing our cash and deposits to over RMB527 million as of December 31, 2013.”

Third Quarter 2014 Financial Results

Total Revenues

Total revenues for third quarter 2014 were RMB115.2 million (US$19.0 million), a decrease of 1.2% from RMB116.6 in second quarter 2014 and a decrease of 21.6% from RMB146.9 million in the prior year period. Sky-mobi provides revenue breakdown in two forms: by handset type and by source.

Revenues by handset type are broken down into “Feature phone revenues” and “Smartphone revenues”.

Revenues from the smartphone business amounted to RMB64.9 million (US$10.7 million), representing 56.4% of the Company’s total revenues in third quarter 2014. For the first time in its history, the company’s smartphone revenues exceeded its feature phone revenues, which reflected the Company’s successful transition to smartphone business.

Revenues by source are broken down into “Revenues collected from carrier channels”, “Revenues collected from third party channels” and “Other revenues”. The revenues collected from carrier channels (which principally consist of application store revenues) totaled RMB61.8 million (US$10.2 million) or 53.6% of total revenues in third quarter 2014, a decrease of 8.9% from RMB67.8 million in second quarter 2014 and a decrease of 32.9% from RMB92.1 million in the prior year period. The sequential decrease in revenues collected from carrier channels was primarily due to the shrinking feature phone market where user visits and downloads are declining. This decrease was partially offset by higher monetization rates resulting from direct cooperation with mobile operators as well as increased revenue from the Company’s smartphone Maopao application store which generated approximately RMB35.8 million (US$5.9 million) in third quarter 2014, representing 58.0% of total revenues collected from carrier channels.

Revenues collected from third party channels, which principally consist of Maopao community revenues, were RMB29.7 million (US$4.9 million) or 25.7% of total revenues in third quarter 2014, down 8.8% from the second quarter 2014 and 17.0% from the prior year period. Revenues from the third party channels decreased due to a decline in feature phone business which was partially offset by both an increase in Maopao community revenues from the smartphone platform as well as higher ARPU3 on the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World”.

Other revenues increased to RMB23.7 million (US$3.9 million) in third quarter 2014, up 46.2% from RMB16.2 million in second quarter 2014 and 24.4% from RMB19.1 million in the prior year period. The increase was primarily due to the Company’s promotional efforts on its Maopao platforms. Other revenues consist of commissions from companies for using feature phone and smartphone Maopao platforms to promote and sell applications (“promotional income”) as well as overseas revenues generated by the Company’s international mobile service providers.

Cost of Revenues and Gross Profit

Total cost of revenues for third quarter 2014 was RMB88.0 million (US$14.5 million), a decrease of 1.5% from RMB89.4 million in second quarter 2014 and a decrease of 8.7% from RMB96.4 million in the prior year period.

[3]	ARPU represents average revenue per user.

Total non-IFRS cost of revenues for third quarter 2014 was RMB87.7 million (US$14.5 million), a decrease of 1.6% from RMB89.2 million in second quarter 2014 and a decrease of 8.7% from RMB96.1 million in the prior year period.

The discussion and analysis below focuses on non-IFRS cost of revenues, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Non-IFRS costs associated with payments to industry participants was RMB80.9 million (US$13.4 million) in third quarter 2014, a decrease of 0.7% from RMB81.5 million in second quarter 2014 and a decrease of 5.3% from RMB85.4 million in the prior year period. This decrease was primarily due to reduced channel costs, which were in-line with the decline in revenues, and cost savings from dealing directly with mobile operators, partially offset by increased content provider costs due to the higher sharing percentage with smartphone content providers.

Non-IFRS direct costs was RMB6.9 million (US$1.1 million) in third quarter 2014, a decrease of 10.9% from RMB7.7 million in second quarter 2014 and a decrease of 35.9% from RMB10.7 million in the prior year period. Non-IFRS direct costs included salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application stores on feature phones and smartphones. The decrease was primarily due to a reduction in overall headcount in the Company’s feature phone market business, which reflected the Company’s strategy to focus on the smartphone market.

Non-IFRS gross profit for third quarter 2014 was RMB27.5 million (US$4.5 million), compared to non-IFRS gross profit of RMB27.4 million in second quarter 2014 and RMB50.8 million the prior year period. Non-IFRS gross margin in third quarter 2014 was 23.8%, compared to 23.5% in second quarter 2014 and 34.6% in the prior year period. This year-over-year decrease was principally due to increased smartphone revenues.

Operating Expenses and Profit (Loss) from operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, were RMB28.3 million (US$4.7 million) in third quarter 2014, a decrease of 3.7% from RMB29.4 in second quarter 2014 and a decrease of 42.2% from RMB49.0 million in the prior year period.

Total non-IFRS operating expenses were RMB25.4 million (US$4.2 million) in third quarter 2014, a decrease of 4.8% from RMB26.7 million in second quarter 2014 and a decrease of 43.3% from RMB44.8 million in the prior year period.

The year-over-year decrease in operating expenses was primarily due to reduced overall headcount in connection with the Company’s strategic reorganization, which rebalanced headcount between the smartphone and feature phone businesses and reduced resources in the feature phone business.

Loss from operations in third quarter 2014 was RMB1.2 million (US$0.2 million), compared to loss from operations of RMB2.3 million in second quarter 2014 and net profit of RMB1.5 million in the prior year period.

Non-IFRS profit from operations was RMB2.0 million (US$0.3 million), compared to non-IFRS profit from operations of RMB0.7 million in second quarter 2014 and non-IFRS profit from operations of RMB6.0 million in the prior year period

Net Profit/ Loss

Net profit in third quarter 2014 was RMB4.8 million (US$0.8 million), compared to net loss of RMB4.4 million in second quarter 2014 and net profit of RMB3.8 million in the prior year period. Basic and diluted earnings per common share in third quarter 2014 were RMB0.02 (US$0.00), which represents the equivalent of RMB0.16 (US$0.03) per ADS.

Non-IFRS net profit in third quarter 2014 was RMB8.0 million (US$1.3 million), compared to non-IFRS net loss of RMB1.5 million in second quarter 2014 and non-IFRS net profit of RMB8.3 million in the prior year period. Non-IFRS basic and diluted earnings per common share in third quarter 2014 were RMB0.03 (US$0.01), which represents the equivalent of RMB0.27 (US$0.04) per ADS. The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for third quarter 2014 was 29,597,975 and 29,749,796 respectively.

Common Shares

Sky-mobi had 236.7 million common shares outstanding as of December 31, 2013, or the equivalent of 29.6 million ADSs outstanding.

Business Outlook

For the fiscal fourth quarter 2014 ending March 31, 2014, Sky-mobi expects total revenues to be in the range of RMB 90 million to RMB 105 million.

These are Sky-mobi’s current projections, which are subject to change.

Conference Call and Webcast

The Company will hold a conference call on Monday, February 24, 2014 at 8:00 am Eastern Time, or 9:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438

International Toll Free:	+1-855-500-8701

China Domestic:	400-1200654

Hong Kong:	+852-3051-2745

Conference ID:	# 52326763

The replay will be accessible through March 3, 2014 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696

International:	+61-2-8199-0299

Conference ID:	# 52326763

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit (loss) is defined as non-IFRS profit (loss) from operations plus/minus other gains or losses, impairment loss on investments in associates, impairment loss on available-for-sale investments and share of results of associates, less income tax.

Non-IFRS basic and diluted earnings (losses) per common share/ADS are defined as non-IFRS net profit (loss) attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.0537 to US$1.00, the exchange rate at December 31, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘estimates,’’ “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 28, 2013 These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application store in China. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games, as well as applications and content with social network functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:

Sky-mobi Limited

Mr. John Bi, Chief Financial Officer

Phone: + (86) 571-8777 0978 (Hangzhou, China)

Email: investor.relations@sky-mobi.com

ICR, Inc.

Mr. Jeremy Peruski

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended				For the nine months ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenues	146,916	116,583	115,187	19,028	440,102	356,987	58,970
Cost of revenues	(96,415)	(89,417)	(88,042)	(14,544)	(318,162)	(268,429)	(44,341)

Gross profit	50,501	27,166	27,145	4,484	121,940	88,558	14,629

Research and development expenses	(23,895)	(8,296)	(9,441)	(1,560)	(66,978)	(29,525)	(4,877)
Sales and marketing expenses	(8,913)	(7,118)	(8,475)	(1,400)	(26,185)	(26,357)	(4,354)
General and administrative expenses	(16,691)	(14,067)	(14,378)	(2,375)	(52,224)	(43,909)	(7,253)
Other income and expense	480	49	3,963	655	497	3,973	656

Total operating expenses	(49,019)	(29,432)	(28,331)	(4,680)	(144,890)	(95,818)	(15,828)

Profit (loss) from operations	1,482	(2,266)	(1,186)	(196)	(22,950)	(7,260)	(1,199)

Other gains and losses	3,117	4,168	4,559	753	11,835	11,572	1,912
Impairment loss on investments in associates	—	(727)	—	—	—	(727)	(121)
Impairment loss on available-for-sale investments	—	(800)	—	—	—	(800)	(133)
Share of results of associates	(650)	96	1,838	304	(1,429)	3,390	560

Profit (loss) before tax	3,949	471	5,211	861	(12,544)	6,175	1,019
Income tax expenses	(116)	(4,919)	(404)	(67)	(391)	(6,147)	(1,015)

Profit (loss) for the period	3,833	(4,448)	4,807	794	(12,935)	28	4

Total comprehensive profit (loss) for the period	3,833	(4,448)	4,807	794	(12,935)	28	4

Profit (loss) and total comprehensive income (loss) attributable to:
- Owners of the Company	3,747	(3,939)	4,879	806	(13,120)	486	80
- Non-controlling interests	86	(509)	(72)	(12)	185	(458)	(76)

	3,833	(4,448)	4,807	794	(12,935)	28	4

Earnings (losses) per common share
Basic	0.01	(0.02)	0.02	0.00	(0.05)	0.00	0.00
Diluted	0.01	(0.02)	0.02	0.00	(0.05)	0.00	0.00

Weight average number of ADS
Basic	32,273,875	29,796,691	29,597,975		32,273,860	29,888,515
Diluted	32,273,875	29,796,691	29,749,796		32,273,860	29,932,056

Weight average number of shares
Basic	258,191,000	238,373,525	236,783,802		258,190,881	239,108,117
Diluted	258,191,000	238,373,525	237,998,367		258,190,881	239,456,446

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended				For the nine months ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenues	(96,415)	(89,417)	(88,042)	(14,544)	(318,162)	(268,429)	(44,341)
Less: share-based compensation expenses	315	244	306	51	2,261	593	98

Non-IFRS cost of revenues	(96,100)	(89,173)	(87,736)	(14,493)	(315,901)	(267,836)	(44,243)

IFRS gross profit	50,501	27,166	27,145	4,484	121,940	88,558	14,629
Add: share-based compensation expenses	315	244	306	51	2,261	593	98

Non-IFRS gross profit	50,816	27,410	27,451	4,535	124,201	89,151	14,727

Total IFRS operating expenses	(49,019)	(29,432)	(28,331)	(4,680)	(144,890)	(95,818)	(15,828)
Less: share-based compensation expenses	4,186	2,696	2,890	477	18,503	12,634	2,087

Total non-IFRS operating expenses	(44,833)	(26,736)	(25,441)	(4,203)	(126,387)	(83,184)	(13,741)

IFRS profit (loss) from operations	1,482	(2,266)	(1,186)	(196)	(22,950)	(7,260)	(1,199)
Add: share-based compensation expenses	4,501	2,940	3,196	528	20,764	13,227	2,185

Non-IFRS profit (loss) from operations	5,983	674	2,010	332	(2,186)	5,967	986

IFRS net profit (loss) for the period	3,833	(4,448)	4,807	794	(12,935)	28	4
Add: share-based compensation expenses	4,501	2,940	3,196	528	20,764	13,227	2,185

Non-IFRS net profit for the period	8,334	(1,508)	8,003	1,322	7,829	13,255	2,190

Non-IFRS earnings per common share
Basic	0.03	(0.00)	0.03	0.01	0.03	0.06	0.01
Diluted	0.03	(0.00)	0.03	0.01	0.03	0.06	0.01

Weight average number of shares
Basic	258,191,000	238,373,525	236,783,802		258,190,881	239,108,117
Diluted	258,191,000	238,373,525	237,998,367		258,190,881	239,456,446

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of September 30, 2013	As of
		December 31,	December 31,
		2013
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	125,215	181,809	30,033
Term deposits	393,776	345,163	57,017
Investment in financial products	85,820	87,167	14,399
Trade and other receivables	67,260	70,688	11,676
Amounts due from related parties	2,219	3,434	567

Total current assets	674,290	688,261	113,692

Non-current assets
Property and equipment	9,401	8,428	1,392
Investments in associates	64,085	67,780	11,196
Available-for-sale investments	6,248	6,197	1,024
Prepayment for investment	1,450	1,550	256
Other non-current assets	3,312	3,342	552
Deferred tax assets	1,765	1,765	292

Total non-current assets	86,261	89,062	14,712

Total assets	760,551	777,323	128,404

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	143,445	148,330	24,504
Income tax liabilities	9,022	9,425	1,557
Amounts due to related parties	8,109	20,625	3,407
Deferred revenue	7,860	7,387	1,220

Total current liabilities	168,436	185,767	30,688

Total liabilities	168,436	185,767	30,688

Equity
Share capital	90	85	14
Share premium	624,385	618,385	102,150
Reserves	166,014	166,649	27,528
Treasury stock	(5)	(1)	(0)
Deficit	(202,288)	(197,409)	(32,610)

Equity attributable to owners of the Company	588,196	587,709	97,082
Non-controlling interests	3,919	3,847	634

Total equity	592,115	591,556	97,716

Total equity and liabilities	760,551	777,323	128,404